Exhibit 99.1

Nano Dimension Reports First Quarter 2018 Preliminary Results and
Announces First Quarter Conference Call

Company expects to report estimated total revenues of approximately $630,000 for the first quarter of 2018

Ness Ziona, Israel, April 26, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced selected preliminary unaudited estimates of financial results for the first quarter of 2018, and that it will release its full results for the first quarter of 2018 before the Nasdaq market opens on Thursday, May 17, 2018.

First Quarter 2018 Preliminary Estimates of Financial Results

The anticipated results presented in this release are based on preliminary financial data and are subject to change until the period-end financial reporting and review process is complete.

●	The first quarter of 2018 is the second consecutive quarter in which the Company reports revenues from its commercial sales.

●	The Company estimates total revenues of approximately $630,000 for the first quarter of 2018, compared to $440,000 in the fourth quarter of 2017, and $118,000 in the first quarter of 2017.

●	The Company ended the first quarter of 2018 with $14,767,000 of available cash on its balance sheet.

Conference call to be held on May 17, 2018 at 9:00 a.m. EDT

Mr. Amit Dror, Chief Executive Officer, and Ms. Yael Sandler, Chief Financial Officer, will host a conference call on May 17, 2018, at 9:00 a.m. EDT, to discuss the financial results.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number: 1-866-777-2509

INTERNATIONAL Dial-in Number: 1-412-317-5413

Israel Toll Free Dial-in Number: 1-80-9212373

At: 9:00 a.m. Eastern Time, 6:00 a.m. Pacific Time, 4:00 p.m. Israel Time

Participants can register for the conference call by navigating to http://dpregister.com/10119452. The conference call will also be webcast live from the Investor Relations section of Nano Dimension's website.

A replay will be available one hour after the end of the conference call. Participants will be required to state their name and company upon entering the call. To access the replay from within the U.S., please dial (toll free): 1-877-344-7529 or internationally: 1-412-317-0088 and use the replay conference ID number: 10119452. To access the replay using an international dial-in number, please select the link: https://services.choruscall.com/ccforms/replay.html

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension's products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss preliminary unaudited estimates of financial results. Though these preliminary results are what we currently expect to report as part of our final results, they may change as we complete our quarterly process and audit. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com